SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

. FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  February 12, 2010

Latin America’s Beverage Leader

FEMSA Achieves Double-Digit Growth in 4Q09 and 2009

Net majority income up 47.7% in 2009

Monterrey, Mexico, February 12, 2010 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today its operational and financial results for the fourth quarter and full year 2009.

Fourth Quarter 2009 Highlights:

●    Consolidated total revenues and income from operations grew 19.8% and 21.5%, respectively, compared to the fourth quarter 2008. In spite of a challenging economic environment, FEMSA again delivered a quarter of strong growth in revenues and income from operations, mainly driven by double-digit performance at Coca-Cola FEMSA and FEMSA Comercio.

●    Coca-Cola FEMSA total revenues and income from operations increased 27.6% and 19.1%, respectively. Driven by double-digit income from operations growth in Latincentro and Mercosur operations.

●    FEMSA Cerveza total revenues increased 7.6%. Top-line growth mainly due to higher price per hectoliter in Mexican pesos, combined with operating expense containment offsetting raw material cost pressures due to year-over-year increases, resulting in growth of 8.6% in income from operations.

●    FEMSA Comercio continued its pace of strong growth and margin expansion. Income from operations increased 45.3%, resulting in an operating margin expansion of 240 basis points to reach an all-time high of 11.7% during 4Q09.

2009 Full Year Highlights:

●    Consolidated total revenues increased 17.3%. All operating units contributed to this top-line growth.

●    Consolidated income from operations increased 19.1%, driven by double-digit growth at Coca-Cola FEMSA and FEMSA Comercio.

●    Coca-Cola FEMSA total revenue and income from operations increased 23.9% and 15.6%, respectively. Strong growth in Latincentro and Mercosur, as well as more tempered growth in Mexico drove these results.

●    FEMSA Cerveza total revenues increased 9.3%, mainly as a result of increases in average price per hectoliter across all our operations in local currencies. Income from operations increased 9.3%, as a result of top-line growth combined with operating expense containment offsetting continued raw material cost pressures.

●    FEMSA Comercio income from operations increased 44.8%, reaching an all-time-high operating margin of 8.3% and resulting in 180 basis points of expansion. For the 8th consecutive year, income from operations increased over 25%, driven by the opening of 960 new stores during the year and a 1.3% increase in same store sales.

●    Ordinary dividend of Ps. 2.600 billion proposed by FEMSA’s Board of Directors, to be paid in 2010 and subject to approval at the annual shareholders meeting in April, 2010, representing a 60% increase over the prior year.

José Antonio Fernández, Chairman and CEO of FEMSA, commented: “At the outset of 2010, we should highlight the benefit of having not one, but two distinct reasons to be very optimistic about FEMSA. On the operating front, we closed a very challenging 2009 that nevertheless saw us grow, improve, and ultimately succeed in delivering a very robust set of results. On the strategic front, as you know, we announced a definitive agreement under which we are exchanging FEMSA’s beer operations for a 20% economic interest in Heineken, which will allow our shareholders to participate in the value creation we believe will come from aligning FEMSA Cerveza with Heineken. At the same time, we increase FEMSA’s operational and financial flexibility, and we will be able to focus our attention and resources on the significant opportunities for Coca-Cola FEMSA and FEMSA Comercio. We are confident that FEMSA has the right skill set and the right people to continue its path of growth and operational excellence in soft drinks and convenience retail, two businesses that hold tremendous promise and opportunities for growth and value creation, while also adding value to Heineken as we move forward.”

FEMSA Consolidated

As of December 31, 2009 the Mexican Peso and Brazilian Real appreciated approximately 3.5% and 25.5% respectively, against the US dollar as compared to the same period of 2009. During the same period, the Mexican Peso depreciated approximately 29.5% against the Brazilian Real.

Total revenues increased 19.8% compared to 4Q08 to Ps. 53.678 billion. Coca-Cola FEMSA accounted for more than 70% of the incremental consolidated revenues, while FEMSA Comercio and FEMSA Cerveza provided the balance.

For the full year of 2009, consolidated total revenues increased 17.3% to Ps. 197.033 billion. This growth resulted from double-digit growth at Coca-Cola FEMSA and FEMSA Comercio, combined with high-single digit growth at FEMSA Cerveza.

Gross profit increased 19.9% compared to 4Q08 to Ps. 25.120 billion in 4Q09. Gross margin increased 10 basis points compared to the same period in 2008 to 46.8% of total revenues. FEMSA Comercio and Coca-Cola FEMSA gross profit improvement more than offset raw material cost pressures at FEMSA Cerveza, driven largely by year-over-year increases in unit costs.

For the full year of 2009, gross profit increased 17.0% to Ps. 90.838 billion. Gross margin contracted 10 basis points compared to the same period in 2008 to 46.1% of total revenues. FEMSA Comercio gross profit improvement partially offset raw-material cost pressures at FEMSA Cerveza and Coca-Cola FEMSA.

Income from operations increased 21.5% to Ps. 8.157 billion in 4Q09 as compared to the same period in 2008 driven by double-digit growth at Coca-Cola FEMSA and FEMSA Comercio. Coca-Cola FEMSA accounted for approximately 54% of the incremental consolidated income from operations, while FEMSA Comercio accounted for approximately 36%. Consolidated operating margin increased 20 basis points compared to 4Q08 to 15.2% of total revenues, as operating margin improvement mainly at FEMSA Comercio and FEMSA Cerveza expense containment initiatives offset gross margin pressure at the beer operations.

For the full year of 2009, income from operations increased 19.1% to Ps. 27.012 billion. Our consolidated operating margin for the year was 13.7%, an improvement of 20 basis points as compared to the same period in 2008, driven mainly by robust top-line growth and expense containment initiatives across our operations, as well as by gross margin expansion at FEMSA Comercio, which together offset raw material pressures at the beverage operations.

Net income increased seven-fold compared to 4Q08 to Ps. 6.110 billion in 4Q09, due in part to the low comparison base of 4Q08, and driven by the depreciation of local currencies in our markets against the US dollar and losses in certain derivative instruments, resulting in a significant improvement in the integral result of financing during 4Q09. Furthermore, we recorded a one-time benefit from the settlement of certain contingent tax liabilities in FEMSA Cerveza’s Brazilian operations, under the tax amnesty program offered by the Brazilian tax authorities in 2009. The effective income tax rate was 30.0% in 4Q09 compared to 41.2% in 4Q08.

For the full year of 2009, net income increased 62.6% to Ps. 15.082 billion compared to 2008, largely for the reasons described above. The effective tax rate was 31.5% in 2009, compared with 31.2% in 2008.

February 12, 2010

Net majority income for 4Q09 resulted in Ps. 1.14 per FEMSA Unit1. Net majority income per FEMSA ADS was US$ 0.87 for the quarter. For the year of 2009, net majority income per FEMSA Unit1 was Ps. 2.77 (US$ 2.12 per ADS), an increase of 48% compared to 2008.

Capital expenditures decreased 7.2% over 4Q08 to Ps. 5.017 billion in 4Q09, driven by the rationalization and reduction of capacity-related investments in FEMSA Cerveza, which offset higher manufacturing investments at Coca-Cola FEMSA and the accelerated expansion of store openings at FEMSA Comercio. For the full year of 2009, capital expenditures decreased 7.4% over 2008 to Ps. 13.178 billion, largely for the reasons described above.

Our consolidated balance sheet as of December 31, 2009, recorded a cash balance of Ps. 17.636 billion (US$ 1.351 billion), an increase of Ps. 8.526 billion (US$ 653.0 million) compared to the same period in 2008, reflecting strong cash generation at all of our operations, particularly at Coca-Cola FEMSA. Short-term debt was Ps. 8.853 billion (US$ 678 million) while long-term debt was Ps. 33.765 billion (US$ 2.586 billion). Our net debt decreased by Ps. 8.831 billion (US$ 676.3 million) for a net debt balance of Ps. 24.982 billion (US$ 1.913 billion).

Consistent with what we believe to be FEMSA’s conservative approach, as of December 31, 2009, our ratio of net debt to EBITDA2 was only 0.7x, while our mix of US dollar-denominated debt represented 12.0% and our mix of fixed interest rate represented 46.2% of the total.

As a matter of policy, FEMSA follows what it considers to be a conservative approach with respect to its leverage position and seeks to maintain low leverage ratios. FEMSA also seeks to manage risk through derivative instruments, through which it aims to minimize the volatility and uncertainty of operating results by hedging interest rates, foreign exchange rates and the prices of certain of our raw materials.

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or visit www.coca-colaFEMSA.com.

Beer – FEMSA Cerveza

Mexico sales volume increased 0.8% to 7.176 million hectoliters in 4Q09, in the context of a still challenging economic environment, particularly in our key northern markets. Our Tecate brand family and Indio once again delivered strong growth. Furthermore, Mexico price per hectoliter increased 3.1% over 4Q08 to Ps. 1,131.1 in 4Q09, resulting from price increases implemented during the second quarter of 2009. Mexico beer revenues were up 3.9% over 4Q08 mainly driven by healthy prices and stable volumes.

For the full year of 2009, Mexico sales volume decreased 1.7% to 26.929 million hectoliters and price per hectoliter increased 6.4% over 2008, in the context of extreme economic headwinds, particularly affecting our key territories.

Brazil sales volume increased 3.3% in 4Q09, to 3.249 million hectoliters, while Brazil price per hectoliter calculated in Mexican pesos increased 26.1% to Ps. 735.3 compared to the same period in 2008, driven by the strength of the Brazilian Real. Price per hectoliter in local currency decreased 4.4% compared to 4Q08. Brazil beer revenues were up 30.2% in Mexican pesos over 4Q08 due to a positive exchange rate translation effect, driven by the depreciation of the Mexican peso against the Brazilian Real.

For the full year of 2009, Brazil sales volume decreased 1.3% from 2008 to 10.049 million hectoliters.

1
FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2009 was 3,578,226,270 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

2
As used herein, Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by the EBITDA for the year, as reported in Mexican pesos and converted to US dollars with the period-end exchange rate.

February 12, 2010

Export sales volume decreased 8.9% in 4Q09 to 685 thousand hectoliters, against a tough comparison base of 12.3% volume growth in 4Q08, and despite high inventory level build up during 3Q09, as well as a still-challenging economic environment across our export markets. The decrease was mainly driven by our Tecate brand in the US as well as by Sol in other key markets. Export price per hectoliter in Mexican pesos increased 1.5% to Ps. 1,270.8 in 4Q09 as compared with 4Q08. In US dollar terms, price per hectoliter increased 0.5% mainly due to a favorable brand mix shift from Tecate to higher-priced Dos Equis. As a result, Export beer revenues decreased 7.5% over 4Q08.

For the full year of 2009, export sales volume increased 2.6% to 3.570 million hectoliters, outperforming the US import beer category by a significant margin.

Total revenues increased 7.6% over 4Q08 to Ps. 12.361 billion in 4Q09. Higher average price per hectoliter in Mexican pesos in all of our markets drove these results. Mexican beer sales represented 71.3% of total beer revenues, while Brazil and Export beer sales reached 21.0% and 7.7% of total beer revenues, respectively in 4Q09.

For the full year of 2009, total revenues increased 9.3% to Ps. 46.336 billion mainly driven by an increase of 8.9% in beer revenues. Mexican beer revenues reached 71.9% of total beer revenues, down from 74.9% in 2008. Brazil beer revenues represented 16.9% of total beer revenues, up from 15.8% in the same period of 2008. Export beer revenues were 11.1% of total beer revenues, up from 9.2% in 2008.

Cost of sales was Ps. 6.105 billion in 4Q09, an increase of 12.5% compared with 4Q08, which was above the 7.6% growth in total revenues. Cost per hectoliter increased by 11.6% over 4Q08, as a result of i) year-over-year increases in the cost of raw materials, particularly related to packaging inputs and grains and ii) the translation effect resulting from the depreciation of the Mexican peso against the Brazilian Real. Gross profit increased 3.1% over 4Q08 to Ps. 6.256 billion in 4Q09, however as a percentage of revenues, gross margin contracted 220 basis points from 52.8% in 4Q08 to 50.6% in 4Q09 as a result of these cost increases and the translation effect.

For the full year of 2009, cost of sales increased 14.7% to Ps. 22.418 billion. Gross margin for the year contracted by 230 basis points to 51.6% of total revenues as a result of i) the depreciation of the Mexican peso against the US dollar applied to the unhedged portion of input costs denominated in foreign currencies, ii) year-over-year increases in the cost of raw materials, particularly in grains and to a lesser extent aluminum, and iii) the translation effect of the depreciation of the Mexican peso against the Brazilian Real.

Income from operations increased 8.6% compared with 4Q08 to Ps. 1.587 billion in 4Q09, as continued rationalization and containment efforts at the selling expense level in Mexico and Brazil helped to offset gross margin pressures. Operating expenses increased by 1.4%, which was less than total revenues growth, continuing the trend of previous quarters in 2009 and offsetting the contraction experienced at the gross margin level, resulting in an operating margin increase of 10 basis points.

For the full year of 2009, income from operations increased 9.3% to Ps. 5.894 billion. Operating margin remained flat as compared to 2008 at 12.7%. Operating expense containment offset the contraction experienced at the gross margin level.

FEMSA Comercio

Total revenues increased 15.6% compared to 4Q08 to Ps. 14.114 billion in 4Q09 mainly driven by the opening of 340 net new stores in the quarter, for a total increase of 960 net new stores in the year, reaching a new record number of store openings. As of December 31, 2009, FEMSA Comercio had a total of 7,334 convenience stores in Mexico, surpassing its objective for the year. Same-store sales increased an average of 3.4% for the quarter over 4Q08, driven by a 2.0% increase in store traffic and 1.2% average customer ticket.

February 12, 2010

For the full year of 2009, total revenues increased 13.6% to Ps. 53.549 billion. FEMSA Comercio same-store sales increased an average of 1.3% driven by a 3.3% increase in store traffic, which more than offset a slight reduction of 1.6% in average ticket. As was the case in 2008, the same-store sales, ticket and traffic dynamics continued to reflect the effects from the continued mix shift from physical prepaid wireless air-time cards to the sale of electronic air-time, for which only the margin is recorded, not the full amount of the electronic recharge. As 2009 progressed, this effect diminished. On a comparable basis excluding this change, the average ticket would have grown in the low-single-digits in 2009.

Gross profit increased by 24.1% in 4Q09 compared to 4Q08, resulting in a 250 basis point gross margin expansion to reach 36.9% of total revenues. This increase reflects more effective collaboration and execution with our key supplier partners combined with a more efficient use of promotion-related marketing resources, and a positive mix shift due to the growth of higher margin categories and to a lesser extent, the continued shift towards electronic air-time recharges as described above. For the full year of 2009, gross margin expanded by 220 basis points to 33.1% of total revenues to Ps. 17.724 billion.

Income from operations increased 45.3% over 4Q08 to Ps. 1.655 billion in 4Q09. Operating expenses increased 16.2% to Ps. 3,555 million, largely driven by the growing number of stores, and partially offset by broad expense-containment initiatives at the store level as well as by scale-driven efficiencies. As a result, operating margin expanded 240 basis points over 4Q08 reaching 11.7% of total revenues.

For the full year of 2009, income from operations increased 44.8% to Ps. 4.457 billion, resulting in a record operating margin of 8.3%, an improvement of 180 basis points as compared to the previous year.

Recent Developments

On January 11, 2010, FEMSA announced that its Board of Directors unanimously approved a definitive agreement under which FEMSA will exchange its FEMSA Cerveza business for a 20% economic interest in Heineken (HEIA.NA; HEIN.AS; HEIO.NA; HEIO.AS), one of the world’s leading brewers. Under the terms of the agreement, FEMSA will receive 43,018,320 shares of Heineken Holding N.V. and 72,182,201 shares of Heineken N.V., of which 29,172,502 will be delivered pursuant to an allotted share delivery instrument. It is expected that the allotted shares will be acquired by Heineken in the secondary market for delivery to FEMSA over a term not to exceed five years. Heineken also will assume US$ 2.1 billion of indebtedness, including FEMSA Cerveza’s unfunded pension obligations. The total transaction was valued at approximately US$ 7.347 billion, based on closing prices of € 32.92 for Heineken N.V. and € 29.38 for Heineken Holding N.V. on January 8, 2010, including the assumed debt. The transaction, which is expected to be completed in the first half of 2010, is subject to customary regulatory approvals, as well as approval by FEMSA, Heineken N.V. and Heineken Holding N.V. shareholders.

February 12, 2010

CONFERENCE CALL INFORMATION:

Our Fourth Quarter and Full Year 2009 Conference Call will be held on: Friday February 12, 2010, 12:00 PM Eastern Time (11:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (1 888) 230-5549 International: (1 913) 312-1516. The conference call will be webcast live through streaming audio. For details please visit www.FEMSA.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A.B. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at December 31, 2009, which was 13.0576 Mexican pesos per US dollar.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

February 12, 2010

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2009 (A)	% of rev.	2008 (A)	% of rev.	% Increase	2009 (A)	% of rev.	2008 (A)	% of rev.	% Increase
Total revenues	53,678	100.0	44,816	100.0	19.8	197,033	100.0	168,022	100.0	17.3
Cost of sales	28,558	53.2	23,871	53.3	19.6	106,195	53.9	90,399	53.8	17.5
Gross profit	25,120	46.8	20,945	46.7	19.9	90,838	46.1	77,623	46.2	17.0
Administrative expenses	3,291	6.1	2,444	5.5	34.7	11,111	5.6	9,531	5.7	16.6
Selling expenses	13,672	25.5	11,789	26.2	16.0	52,715	26.8	45,408	27.0	16.1
Operating expenses	16,963	31.6	14,233	31.7	19.2	63,826	32.4	54,939	32.7	16.2
Income from operations	8,157	15.2	6,712	15.0	21.5	27,012	13.7	22,684	13.5	19.1
Other expenses	(1,683)		(792)		N.S.	(3,506)		(2,374)		47.7
Interest expense	(1,140)		(1,276)		(10.7)	(5,197)		(4,930)		5.4
Interest income	187		95		96.8	565		598		(5.5)
Interest expense, net	(953)		(1,181)		(19.3)	(4,632)		(4,332)		6.9
Foreign exchange (loss) gain	(10)		(1,898)		(99.5)	(396)		(1,694)		(76.6)
(Loss) gain on monetary position	108		(35)		N.S.	487		657		(25.9)
Gain (loss) on financial instrument(6)	164		(1,331)		N.S.	25		(1,456)		N.S.
Integral result of financing	(691)		(4,445)		(84.5)	(4,516)		(6,825)		(33.8)
Income before income tax	5,783		1,475		N.S.	18,990		13,485		40.8
Income tax	(1,738)		(607)		N.S.	(5,973)		(4,207)		42.0
Tax benefit for Brazilian amnesty	2,065		0		N.S.	2,065		0		N.S.
Net income	6,110		868		N.S.	15,082		9,278		62.6
Net majority income	4,070		586		N.S.	9,908		6,708		47.7
Net minority income	2,040		282		N.S.	5,174		2,570		N.S.

(A) Average Mexican Pesos of each year.

EBITDA & CAPEX
Income from operations	8,157	15.2	6,712	15.0	21.5	27,012	13.7	22,684	13.5	19.1
Depreciation	1,412	2.6	1,386	3.1	1.9	5,596	2.8	4,967	3.0	12.7
Amortization & other(5)	1,024	1.9	933	2.1	9.7	4,482	2.3	4,031	2.4	11.2
EBITDA	10,593	19.7	9,031	20.2	17.3	37,090	18.8	31,682	18.9	17.1
CAPEX	5,017		5,409		(7.2)	13,178		14,234		(7.4)

FINANCIAL RATIOS	2009		2008		Var. p.p.
Liquidity(1)	1.08		0.89		0.19
Interest coverage(2)	11.12		7.65		3.47
Leverage(3)	0.82		0.91		(0.09)
Capitalization(4)	28.49%		33.49%		(5.00)

(1) Total current assets / total current liabilities.
(2) Income from operations + depreciation + amortization & other / interest expense, net.
(3) Total liabilities / total stockholders' equity.
(4) Total debt / long-term debt + stockholders' equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.
(5) Includes returnable bottle breakage expense.
(6) Includes solely derivative instruments that do not meet hedging criteria for accounting purposes.

February 12, 2010

FEMSA
Consolidated Balance Sheet
As of December 31:
Millions of Pesos

ASSETS	2009 (A)	2008 (A)	% Increase
Cash and cash equivalents	17,636	9,110	93.6
Accounts receivable	11,775	10,759	9.4
Inventories	14,858	13,065	13.7
Prepaid expenses and other	4,781	6,083	(21.4)
Total current assets	49,050	39,017	25.7
Property, plant and equipment, net	69,573	65,158	6.8
Intangible assets(1)	70,539	65,299	8.0
Other assets	21,929	15,566	40.9
TOTAL ASSETS	211,091	185,040	14.1

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	3,816	5,799	(34.2)
Current maturities long-term debt	5,037	5,849	(13.9)
Interest payable	170	376	(54.8)
Operating liabilities	36,280	31,728	14.3
Total current liabilities	45,303	43,752	3.5
Long-term debt (2)	33,765	31,275	8.0
Labor liabilities	3,354	2,886	16.2
Other liabilities	12,840	10,232	25.5
Total liabilities	95,262	88,145	8.1
Total stockholders’ equity	115,829	96,895	19.5
LIABILITIES AND STOCKHOLDERS’ EQUITY	211,091	185,040	14.1
(1) Includes mainly the intangible assets generated by acquisitions.
(A) Mexican Pesos for the end of each year.
(2) Includes the effect of assigned and non assigned derivative financial instruments on long-term debt, for accountig purposes

		December 31, 2009
DEBT MIX		Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos		35,081	82.3%	7.7%
Dollars		5,105	12.0%	2.0%
Colombian pesos		485	1.1%	4.9%
Argentinan pesos		1,221	2.9%	20.7%
Venezuelan bolivars		726	1.7%	18.1%
Total debt		42,618	100.0%	7.8%

Fixed rate(1)		19,681	46.2%
Variable rate(1)		22,937	53.8%

% of Total Debt	2010	2011	2012	2013	2014	2015	2016+
DEBT MATURITY PROFILE	20.8%	17.2%	27.9%	18.3%	3.3%	6.6%	5.9%
(1) Includes the effect of interest rate swaps.

February 12, 2010

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2009 (A)	% of rev.	2008 (A)	% of rev.	% Increase	2009 (A)	% of rev.	2008 (A)	% of rev.	% Increase
Total revenues	29,032	100.0	22,752	100.0	27.6	102,767	100.0	82,976	100.0	23.9
Cost of sales	15,617	53.8	12,292	54.0	27.1	54,952	53.5	43,895	52.9	25.2
Gross profit	13,415	46.2	10,460	46.0	28.3	47,815	46.5	39,081	47.1	22.3
Administrative expenses	1,700	5.9	1,007	4.4	68.8	5,308	5.2	4,094	4.9	29.7
Selling expenses	6,888	23.7	5,400	23.8	27.6	26,672	25.9	21,292	25.7	25.3
Operating expenses	8,588	29.6	6,407	28.2	34.0	31,980	31.1	25,386	30.6	26.0
Income from operations	4,827	16.6	4,053	17.8	19.1	15,835	15.4	13,695	16.5	15.6
Depreciation	688	2.4	640	2.8	7.5	2,810	2.7	2,528	3.0	11.2
Amortization & other	290	1.0	260	1.1	11.5	1,101	1.1	893	1.1	23.3
EBITDA	5,805	20.0	4,953	21.8	17.2	19,746	19.2	17,116	20.6	15.4
Capital expenditures	2,943		1,938		51.9	6,282		4,802		30.8

(A) Average Mexican Pesos of each year.

Sales volumes
(Millions of unit cases)
Mexico	304.3	46.7	282.9	47.2	7.6	1,227.2	50.6	1,149.0	51.2	6.8
Latincentro	166.5	25.5	139.9	23.3	19.0	593.2	24.4	537.2	24.0	10.4
Mercosur	181.2	27.8	177.0	29.5	2.3	608.2	25.0	556.6	24.8	9.3
Total	652.0	100.0	599.8	100.0	8.7	2,428.6	100.0	2,242.8	100.0	8.3

February 12, 2010

FEMSA Cerveza
Results of Operations
Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2009 (A)	% of rev.	2008 (A)	% of rev.	% Increase	2009 (A)	% of rev.	2008 (A)	% of rev.	% Increase
Sales:
Mexico	8,116	65.7	7,808	67.9	3.9	30,561	66.0	29,224	68.9	4.6
Brazil	2,389	19.3	1,835	16.0	30.2	7,193	15.5	6,182	14.6	16.4
Export	871	7.0	942	8.2	(7.5)	4,737	10.2	3,608	8.5	31.3
Beer sales	11,376	92.0	10,585	92.1	7.5	42,491	91.7	39,014	92.0	8.9
Other revenues	985	8.0	907	7.9	8.6	3,845	8.3	3,371	8.0	14.1
Total revenues	12,361	100.0	11,492	100.0	7.6	46,336	100.0	42,385	100.0	9.3
Cost of sales	6,105	49.4	5,425	47.2	12.5	22,418	48.4	19,540	46.1	14.7
Gross profit	6,256	50.6	6,067	52.8	3.1	23,918	51.6	22,845	53.9	4.7
Administrative expenses	1,112	9.0	1,041	9.1	6.8	4,221	9.1	4,093	9.7	3.1
Selling expenses	3,557	28.8	3,565	31.0	(0.2)	13,803	29.8	13,358	31.5	3.3
Operating expenses	4,669	37.8	4,606	40.1	1.4	18,024	38.9	17,451	41.2	3.3
Income from operations	1,587	12.8	1,461	12.7	8.6	5,894	12.7	5,394	12.7	9.3
Depreciation	496	4.0	448	3.9	10.7	1,890	4.1	1,714	4.0	10.3
Amortization & other	547	4.5	635	5.5	(13.9)	2,717	5.9	2,539	6.1	7.0
EBITDA	2,630	21.3	2,544	22.1	3.4	10,501	22.7	9,647	22.8	8.9
Capital expenditures	1,323		2,168		(39.0)	4,111		6,418		(35.9)

(A) Average Mexican Pesos of each year.

Sales volumes
(Thousand hectoliters)
Mexico	7,175.5	64.5	7,118.1	64.6	0.8	26,929.4	66.4	27,392.9	66.7	(1.7)
Brazil	3,249.2	29.3	3,145.9	28.6	3.3	10,048.5	24.8	10,180.8	24.8	(1.3)
Exports	685.4	6.2	752.4	6.8	(8.9)	3,570.4	8.8	3,479.4	8.5	2.6
Total	11,110.1	100.0	11,016.4	100.0	0.9	40,548.3	100.0	41,053.1	100.0	(1.2)

Price per hectoliter
Mexico	1,131.1		1,096.9		3.1	1,134.9		1,066.8		6.4
Brazil	735.3		583.3		26.1	715.8		607.2		17.9
Exports	1,270.8		1,251.9		1.5	1,326.7		1,037.0		27.9
Total	1,023.9		960.8		6.6	1,047.9		950.3		10.3

Price per hectoliter in local currency
Brazil (Brazilian Real)	97.9		102.4		(4.4)	105.0		100.2		4.8
Exports (USD)	97.0		96.5		0.5	98.0		94.0		4.3

February 12, 2010

FEMSA Comercio
Results of Operations
Millions of Pesos

	For the fourth quarter of:					For the twelve months of:
	2009 (A)	% of rev.	2008 (A)	% of rev.	% Increase	2009 (A)	% of rev.	2008 (A)	% of rev.	% Increase
Total revenues	14,114	100.0	12,206	100.0	15.6	53,549	100.0	47,146	100.0	13.6
Cost of sales	8,904	63.1	8,007	65.6	11.2	35,825	66.9	32,565	69.1	10.0
Gross profit	5,210	36.9	4,199	34.4	24.1	17,724	33.1	14,581	30.9	21.6
Administrative expenses	276	2.0	216	1.8	27.8	959	1.8	833	1.8	15.1
Selling expenses	3,279	23.2	2,844	23.3	15.3	12,308	23.0	10,671	22.6	15.3
Operating expenses	3,555	25.2	3,060	25.1	16.2	13,267	24.8	11,504	24.4	15.3
Income from operations	1,655	11.7	1,139	9.3	45.3	4,457	8.3	3,077	6.5	44.8
Depreciation	213	1.5	176	1.4	21.0	819	1.5	663	1.4	23.5
Amortization & other	128	0.9	133	1.2	(3.8)	511	1.0	468	1.0	9.2
EBITDA	1,996	14.1	1,448	11.9	37.8	5,787	10.8	4,208	8.9	37.5
Capital expenditures	796		957		(16.8)	2,668		2,720		(1.9)

(A) Average Mexican Pesos of each year.

Information of OXXO Stores
Total stores				7,334		6,374		15.1
Net new convenience stores	340	286	18.9	960	(2)	811	(2)	18.4
Same store data: (1)
Sales (thousands of pesos)	622.1	601.9	3.4	623.8		615.5		1.3
Traffic	25.2	24.7	2.0	25.1		24.3		3.3
Ticket	24.7	24.4	1.2	24.9		25.3		(1.6)
(1) Monthly average information per store, considering same stores with at least 13 months of operations.
(2) For the last twelve months for each period.

February 12, 2010

FEMSA
Macroeconomic Information

			Exchange Rate
	Inflation		as of December 31, 2009		as of December 31, 2008
	4Q 2009	December 08 - December 09	Per USD	Per Mx. Peso	Per USD	Per Mx. Peso
Mexico	1.23%	3.56%	13.06	1.0000	13.54	1.0000
Colombia	-0.12%	1.99%	2,044.23	0.0064	2,243.59	0.0060
Venezuela	5.55%	25.05%	2.15	6.0738	2.15	6.2969
Brazil	0.85%	4.11%	1.74	7.4998	2.34	5.7929
Argentina	2.58%	7.69%	3.80	3.4365	3.45	3.9207

February 12, 2010

2009 FOURTH-QUARTER AND FULL YEAR RESULTS

	Fourth Quarter			Full Year
	2009	2008	Δ%	2009	2008	Δ%
Total Revenues	29,032	22,752	27.6%	102,767	82,976	23.9%
Gross Profit	13,415	10,460	28.3%	47,815	39,081	22.3%
Operating Income	4,827	4,053	19.1%	15,835	13,695	15.6%
Net Controlling Interest Income(4)	2,828	585	383.4%	8,523	5,598	52.3%
EBITDA(1)	5,805	4,953	17.2%	19,746	17,116	15.4%
Net Debt (2)	6,185	12,382	-50.0%
EBITDA/ Interest Expense, net	12.27	9.65
EBITDA/ Interest Expense	10.42	7.76
Earnings per Share	4.62	3.03
Capitalization(3)	20.2%	26.5%

Expressed in million of Mexican pesos.
(1) EBITDA = Operating income + Depreciation + Amortization & Other operative Non-cash Charges.
See reconciliation table on page 9 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) Total debt / (long-term debt + stockholders' equity)
(4) Majority Net Income, changed in accordance to Mexican FRS

Total revenues reached Ps. 29,032 million in the fourth quarter of 2009, an increase of 27.6% compared to the fourth quarter of 2008 driven by double-digit revenue increases in every division.

     Consolidated operating income grew 19.1% to Ps. 4,827 million for the fourth quarter of 2009, mainly driven by double-digit operating income growth recorded in our Latincentro and Mercosur divisions. Our operating margin was 16.6% in the fourth quarter of 2009.

     Consolidated net controlling interest income increased 383.4% to Ps. 2,828 million in the fourth quarter of 2009, mainly reflecting higher operating income in combination with a more favorable comprehensive financing result, resulting in earnings per share of Ps. 1.53 in the fourth quarter of 2009.

Mexico City (February 12, 2010), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the fourth quarter of 2009.

“In 2009 our Company extended its track record of solid results by producing double-digit top- and bottom-line growth in the face of a very adverse economic and consumer environment. We increased revenues, operating income and EBITDA by 24%, 16% and 15% respectively. The Company grew organically through our defensive portfolio of products as exemplified by the solid performance of the Coca-Cola brand, and our new lines of business, such as ValleFrut in the orangeade category; proving to be counter-cyclical to the prevailing economic conditions. On the acquisitions front, we continued integrating the Brisa water business in Colombia, helping us to consolidate our presence in the water segment in that market. We successfully weathered one of the most difficult years for consumers, while strengthening our balance sheet and investing for the long term. We enter 2010 with a renewed spirit of optimism, eager to continue learning from the challenges and the opportunities that the beverage industry presents." said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

February 12, 2010	Page 13

CONSOLIDATED RESULTS

Our consolidated total revenues increased 27.6% to Ps. 29,032 million in the fourth quarter of 2009, compared to the fourth quarter of 2008, as a result of double-digit revenue increases in all of our divisions. Revenue growth was driven by (i) organic growth, in both pricing and volumes, accounting for more than 70% of incremental revenues, (ii) a positive exchange rate translation effect, resulting from the depreciation of the Mexican peso against our operation’s local currencies,(1) contributing less than 25% of incremental revenues, and (iii) the consolidation of Brisa in Colombia providing less than 5%. On a currency neutral basis and excluding the acquisition of Brisa, our consolidated total revenues would have increased approximately 20%.

Total sales volume increased 8.7% to reach 652.0 million unit cases in the fourth quarter of 2009 as compared to the same period in 2008 driven by (i) increases in sparkling beverages in our Mexico and Latincentro divisions, accounting for almost 60% of incremental volumes, (ii) our bottled water business, driven by the acquisition of Brisa in Colombia, representing approximately 25%, and (iii) still beverages sales volume, mainly driven by the Jugos del Valle line of business across our territories, accounting for more than 15% of incremental sales volume, representing the balance. Excluding Brisa, total sales volume increased 6.5%.

Our gross profit increased 28.3% to Ps. 13,415 million in the fourth quarter of 2009, compared to the fourth quarter of 2008. Cost of goods sold increased 27.1% driven by higher year-over-year sweetener costs and the third and final stage of the scheduled Coca-Cola Company increase in concentrate prices in Mexico, which were offset by lower resin costs and the appreciation of the Colombian peso and the Brazilian real as applied to our U.S. dollar-denominated raw material cost. Gross margin reached 46.2% in the fourth quarter of 2009 as compared to 46.0% in the same period in 2008.

Our consolidated operating income increased 19.1% to Ps. 4,827 million in the fourth quarter of 2009, mainly driven by double-digit operating income growth in our Latincentro and Mercosur divisions. Operating expenses grew 34.0% in the fourth quarter of 2009, mainly as a result of (i) higher labor costs in Venezuela, (ii) increased marketing investment in our Mexico division and (iii) increased marketing expenses in the Latincentro division, due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America. Our operating margin was 16.6% in the fourth quarter of 2009, a decrease of 120 basis points compared to the same period in 2008.

During the fourth quarter of 2009, we recorded Ps. 277 million in the other expense line. These expenses mainly reflected the recording of employee profit sharing.

Our comprehensive financing result in the fourth quarter of 2009 recorded an expense of Ps. 102 million as compared to an expense of Ps. 2,823 million in the same period of 2008, mainly due to the quarterly appreciation of the Mexican peso as applied to a lower U.S. dollar-denominated net debt position.

During the fourth quarter of 2009, income tax, as a percentage of income before taxes, was 32.2% compared to 17.8% in the same period of 2008. This difference was mainly driven by the cancellation of an allowance, during the fourth quarter of 2008, recorded in previous periods.

Our consolidated net controlling interest income(2) increased by 383.4% to Ps. 2,828 million in the fourth quarter of 2009 as compared to the fourth quarter of 2008, mainly as a result of higher operating income in combination with a more favorable comprehensive financing result. Earnings per share (EPS) were Ps. 1.53 (Ps. 15.32 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

(1) See tables on page 26 related to quarterly and full year foreign exchange rate movements.
(2) Previously referred to as Majority Net Income, the name changed according to Mexican Financial Reporting Standards.

February 12, 2010	Page 14

BALANCE SHEET

As of December 31, 2009, we had a cash balance of Ps. 9,740 million, including US$ 240 million denominated in U.S. dollars, an increase of Ps. 3,548 million compared to December 31, 2008, as a result of cash generated by our operations and unused cash reserves from new financing during the year.

As of December 31, 2009, total short-term debt was Ps. 5,427 million and long-term debt was Ps. 10,498 million. Total debt decreased Ps. 2,649 million compared with year-end 2008 mainly due to the maturity of the outstanding balance of the Yankee Bond inherited through the acquisition of Panamco in the amount of US$ 265 million and the maturity of a Certificado Bursátil in the amount of Ps. 500 million, both during July of 2009. As part of this debt reduction, we decreased our debt denominated in Colombian pesos by an amount equivalent to US$ 100 million. All of these maturities were paid with cash generated from our operations. Net debt decreased Ps. 6,197 million compared to year-end 2008, mainly as a result of cash generated during the year. KOF’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 376 million. (1)

The weighted average cost of debt for the quarter was 6.9%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2009:

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	54.5%	46.1%
U.S. dollars	30.2%	37.9%
Colombian pesos	3.0%	34.4%
Venezuelan bolivars	4.6%	0.0%
Argentine pesos	7.7%	7.8%

(1)	After giving effect to cross-currency swaps and interest rate swaps.
(2)	Calculated by weighting each year’s outstanding debt balance mix.

Debt Maturity Profile

Maturity Date	2010	2011	2012	2013	2014	2015
% of Total Debt	34.1%	0.5%	24.6%	14.4%	8.7%	17.7%

Consolidated Cash Flow

Expressed in million of Mexican pesos (PS.) as of December 31, 2009
Dec 09
Ps.
Income before taxes	13,013
Non cash charges to net income	6,237
19,250
Change in working capital	(2,298)
Resources Generated by Operating Activities	16,952
Investments	(6,899)
Debt payments	(2,481)
Other	(3,548)
Increase in cash and cash equivalents	4,024
Cash and cash equivalents at begining of period	6,192
Translation Effect	(476)
Cash and cash equivalents at end of period	9,740

The difference between the debt decrease of the balance sheet and the debt decrease in nominal terms presented in the cash flow is related to the foreign exchange impact, presented separately as a part of the translation effect, in accordance with the Mexican Financial Reporting Standards.

February 12, 2010	Page 15

MEXICO DIVISION OPERATING RESULTS

Revenues
Total revenues from our Mexico division increased 10.2% to Ps. 9,315 million in the fourth quarter of 2009, as compared to the same period in 2008. Increased sales volume accounted for approximately 75% of incremental revenues during the quarter. Average price per unit case reached Ps. 30.52, an increase of 2.7%, as compared to the fourth quarter of 2008, reflecting higher volumes from the Coca-Cola brand, which carries higher average price per unit case and selective price increases implemented during the quarter. Excluding bulk water under the Ciel brand, our average price per unit case was Ps. 35.13, a 1.4% increase as compared to the same period in 2008.

Total sales volume increased 7.6% to 304.3 million unit cases in the fourth quarter of 2009, as compared to the fourth quarter of 2008, mainly driven by (i) an 8% volume growth in sparkling beverages supported by incremental volumes from the Coca-Cola brand in multi-serve and single-serve presentations, (ii) incremental volumes in the still beverage category, growing more than 25%, due to sales from the Jugos del Valle product line and (iii) an 11% volume growth in our bottled water business, excluding bulk water.

Operating Income

Our gross profit increased 10.1% to Ps. 4,718 million in the fourth quarter of 2009 as compared to the same period in 2008. Cost of goods sold increased 10.4% as a result of higher sweetener costs and the third and final stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006, which were partially offset by lower year-over-year resin costs. Gross margin decreased from 50.7% in the fourth quarter of 2008 to 50.6% in the same period of 2009.

Operating income grew 4.0% to Ps. 1,914 million in the fourth quarter of 2009, compared to Ps. 1,840 million in the same period of 2008. Operating expenses grew 14.6% mainly due to increased marketing investment to support our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability. Our operating margin was 20.5% in the fourth quarter of 2009, a decrease of 130 basis points as compared to the same period of 2008.

February 12, 2010	Page 16

LATINCENTRO DIVISION OPERATING RESULTS (Colombia, Venezuela, Guatemala, Nicaragua, Costa Rica and Panama)

As of June 1, 2009, Coca-Cola FEMSA started to distribute the Brisa portfolio in Colombia.

Revenues
Total revenues reached Ps. 10,819 million in the fourth quarter of 2009, an increase of 43.2% as compared to the same period of 2008. Higher average price per unit case and volume growth accounted for more than 90% of incremental revenues. The integration of Brisa contributed approximately 5% of incremental revenues and a positive currency translation effect, resulting from the depreciation of the Mexican peso against some of our operation’s local currencies,(1) represented the balance. On a currency neutral basis and excluding the acquisition of Brisa, our Latincentro division’s revenues would have increased approximately 40%.

Total sales volume in our Latincentro division increased 19.0% to 166.5 million unit cases in the fourth quarter of 2009 as compared to the same period of 2008. Volume growth was a result of (i) a 10% increase in sparkling beverages across the division, mainly driven by the Coca-Cola brand, representing close to 50% of incremental volumes (ii) the consolidation of the Brisa water brand in Colombia, contributing more than 40% of incremental volumes and (iii) the strong performance of the Jugos del Valle line of business in Colombia and Central America, representing the balance.

Operating Income
Gross profit reached Ps. 4,928 million, an increase of 57.9% in the fourth quarter of 2009, as compared to the same period of 2008. Cost of goods sold increased 32.8% mainly driven by higher year-over-year sweetener costs across the division, which were partially compensated by lower resin costs in combination with the appreciation of the Colombian peso as applied to our U.S. dollar-denominated raw material cost. Gross margin expanded 420 basis points to 45.5% in the fourth quarter of 2009.

Our operating income increased 32.1% to Ps. 1,299 million in the fourth quarter of 2009, compared to the fourth quarter of 2008. Operating expenses increased 69.8% as a result of higher labor costs in Venezuela and increased marketing expenses in the division, mainly due to the integration of the Brisa portfolio in Colombia and the continued expansion of the Jugos del Valle line of business in Colombia and Central America. Our operating margin reached 12.0% in the fourth quarter of 2009, resulting in a 100 basis points decrease as compared to the same period of 2008.

(1) See tables on page 26 related to quarterly and full year foreign exchange rate movements.

February 12, 2010	Page 17

MERCOSUR DIVISION OPERATING RESULTS (Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Total revenues increased 31.9% to Ps. 8,898 million in the fourth quarter of 2009, as compared to the same period of 2008. Excluding beer, which accounted for Ps. 919 million during the quarter, revenues increased 30.5% to Ps. 7,979 million. A positive translation effect, resulting from the depreciation of the Mexican peso against the Brazilian real,(1) represented more than 65% of incremental revenues and higher average prices per unit case and volume growth accounted for the balance. On a currency neutral basis, our Mercosur division’s revenues would have increased approximately 10%.

Total sales volume in our Mercosur division increased 2.3% to 181.2 million unit cases in the fourth quarter of 2009 as compared to the same period of 2008. Volume growth was a result of (i) growth in the still beverage category, driven by the Jugos del Valle line of business in Brazil and flavored water in Argentina, contributing close to 70% of incremental volumes, (ii) growth in sparkling beverages, driven by a 5% increase in the Coca-Cola brand in Brazil, accounting for more than 15% of incremental volumes and (iii) an 8% increase in our bottled water category, representing the balance.

Operating Income

In the fourth quarter of 2009, our gross profit increased 23.5% to Ps. 3,769 million, as compared to the same period in 2008. Cost of goods sold increased 38.9% mainly driven by higher cost of sweetener in Brazil which was partially offset by lower resin costs and the appreciation of the Brazilian real as applied to our U.S. dollar-denominated raw material cost. Gross margin in the Mercosur division decreased 290 basis points to 42.4% in the fourth quarter of 2009.

Operating income increased 31.2%, reaching Ps. 1,614 million in the fourth quarter of 2009, as compared to Ps. 1,230 million in the same period of 2008. Our operating margin was 18.1% in the fourth quarter of 2009, a decrease of 10 basis points as compared to the fourth quarter of 2008, mainly due to gross margin pressures and a tight control of operating expenses.

(1) See tables on page 26 related to quarterly and full year foreign exchange rate movements.

February 12, 2010	Page 18

SUMMARY OF FULL YEAR RESULTS

Our consolidated total revenues increased 23.9% to Ps. 102,767 million in 2009, as compared to 2008, as a result of revenue growth in all of our divisions. Organic growth across our operations contributed more than 75% of incremental revenues; the acquisitions of Refrigerantes Minas Gerais, Ltda. (REMIL)(2) in Brazil and Brisa(3) in Colombia together contributed less than 15% and a positive exchange rate translation effect, resulting from the depreciation of the Mexican peso against our operation’s local currencies,(1) accounted for approximately 10%, representing the balance. On a currency neutral basis and excluding the acquisitions of REMIL(2) and Brisa,(3) our consolidated revenues for 2009 would have increased approximately 19%.

Total sales volume increased 8.3% to 2,428.6 million unit cases in 2009, as compared to 2008. Excluding the acquisitions of REMIL(2) and Brisa,(3) total sales volume increased 5.1% to reach 2,357.0 million unit cases. Organic volume growth was a result of (i) growth in sparkling beverages, driven by a 4% increase in the Coca-Cola brand across our territories, accounting for approximately 45% of incremental volumes, (ii) growth in the still beverage category, mainly driven by the Jugos del Valle line of business in our main operations, contributing less than 45% of incremental volumes, and (iii) a 4% increase in our bottled water category, representing the balance.

Our gross profit increased 22.3% to Ps. 47,815 million in 2009, as compared to 2008, driven by gross profit growth across all of our divisions. Cost of goods sold increased 25.2% as a result of (i) the devaluation of local currencies in our main operations as applied to our U.S. dollar-denominated raw material costs, (ii) the higher cost of sweetener across our operations, (iii) the integration of REMIL and (iv) the third and final stage of the scheduled Coca-Cola Company concentrate price increase announced in 2006 in Mexico; all of which were partially offset by lower resin costs. Gross margin reached 46.5% in 2009, a decrease of 60 basis points as compared to 2008.

Our consolidated operating income increased 15.6% to Ps. 15,835 million in 2009, as compared to 2008. Our Mercosur and Latincentro divisions accounted for more than 90% of this growth. Our operating margin was 15.4% in 2009, a 110 basis points decline as compared to 2008.

Our consolidated net controlling interest income(4) was Ps. 8,523 million in 2009, an increase of 52.3% compared to 2008, mainly reflecting higher operating income in combination with a more favorable comprehensive financing result. EPS was Ps. 4.62 (Ps. 46.16 per ADR) in 2009, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

(1) See tables on page 14 related to quarterly and full year foreign exchange rate movements.
(2) REMIL was included in our operating results beginning June 1, 2008. REMIL was accounted for as an acquisition during the months of January through May of 2009.
(3) Since June 1, 2009 we integrate the results of Brisa in our Colombia, Latincentro division and consolidated results.
(4) Previously referred to as Majority Net Income, the name changed according to Mexican Financial Reporting Standards.

February 12, 2010	Page 19

RECENT DEVELOPMENTS

•
On January 11, 2010, the Venezuelan Government authorities announced a devaluation of its currency, the Bolivar, and the establishment of a multiple exchange rate system. We expect this event will have an effect on our financial results, increasing our operating costs, as a result of the exchange rate movement applied to our US dollar-denominated raw material cost, and reducing our Venezuelan operation results when translated into our reporting currency, the Mexican peso. According to accounting practices, the exchange rate that will be used to translate our financial statements as of January 2010, will be the one at which we can remmit dividends. We are still awaiting a resolution on this matter.

•
On February 2, 2010, the Company successfully sold US$ 500 million of 10-year bonds at a yield of 4.689% (US Treasury + 105 basis points) with a coupon of 4.625%. This transaction settled on February 5, 2010. The book was more than 6 times oversubscribed versus the initially announced size of US$ 400 million. The proceeds will be used for debt refinancing and general corporate purposes.

•
On February 10, 2010, Coca-Cola FEMSA’s Board of Directors agreed to propose an ordinary dividend of Ps. 2,604 million, to be paid in 2010. This dividend is subject to approval at the Annual Shareholders meeting to be held in March, 2010 and represents an increase of 94% as compared to the dividend payed on April 13, 2009.

•
 As of February 12, 2010, Alfredo Fernandez, who has been Head of Investor Relations at Coca-Cola FEMSA since 2001, will take on new responsibilities within our Mexican operations team. Jose Castro, who has been working with the corporate finance team since 2003, has been appointed the new Head of Investor Relations.

CONFERENCE CALL INFORMATION

Our fourth-quarter 2009 Conference Call will be held on: February 12, 2010, at 10:00 A.M. Eastern Time (9:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website: www.coca-colafemsa.com.

If you are unable to participate live, an instant replay of the conference call will be available through February 19, 2010. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 10671622.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and part of the state of Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(6 pages of tables to follow)

February 12, 2010	Page 20

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	4Q 09	% Rev	4Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%
Volume (million unit cases) (2)	652.0		599.8		8.7%	2,428.6		2,242.8		8.3%
Average price per unit case (2)	42.90		36.59		17.2%	40.95		35.94		13.9%
Net revenues	28,889		22,597		27.8%	102,229		82,468		24.0%
Other operating revenues	143		155		-7.7%	538		508		5.9%
Total revenues	29,032	100%	22,752	100%	27.6%	102,767	100%	82,976	100%	23.9%
Cost of goods sold	15,617	53.8%	12,292	54.0%	27.1%	54,952	53.5%	43,895	52.9%	25.2%
	13,415	46.2%	10,460	46.0%	28.3%	47,815	46.5%	39,081	47.1%	22.3%
Operating expenses	8,588	29.6%	6,407	28.2%	34.0%	31,980	31.1%	25,386	30.6%	26.0%
Operating income	4,827	16.6%	4,053	17.8%	19.1%	15,835	15.4%	13,695	16.5%	15.6%
Other expenses, net	277		426		-35.0%	1,449		1,831		-20.9%
Interest expense	396		515		-23.1%	1,895		2,207		-14.1%
Interest income	93		65		43.1%	286		433		-33.9%
Interest expense, net	303		450		-32.7%	1,609		1,774		-9.3%
Foreign exchange (gain) loss	(3)		1,501		-100.2%	370		1,477		-74.9%
(Gain) loss on monetary position in Inflationary subsidiries	(107)		36		-397.2%	(488)		(658)		-25.8%
Market value (gain) loss on ineffective portion of derivative instruments	(91)		836		-110.9%	(118)		959		-112.3%
Comprehensive financing result	102		2,823		-96.4%	1,373		3,552		-61.3%
Income before taxes	4,448		804		453.2%	13,013		8,312		56.6%
Income taxes	1,431		143		900.7%	4,043		2,486		62.6%
Consolidated net income	3,017		661		356.4%	8,970		5,826		54.0%
Net controlling interest income	2,828	9.7%	585	2.6%	383.4%	8,523	8.3%	5,598	6.7%	52.3%
Net non-controlling interest income	189		76		148.7%	447		228		96.1%
Operating income	4,827	16.6%	4,053	17.8%	19.1%	15,835	15.4%	13,695	16.5%	15.6%
Depreciation (3)	688		640		7.5%	2,810		2,528		11.2%
Amortization and other operative non-cash charges	290		260		11.5%	1,101		893		23.3%
EBITDA (4)	5,805	20.0%	4,953	21.8%	17.2%	19,746	19.2%	17,116	20.6%	15.4%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Amortization of coolers has been reclasified into the depreciation line for accounting purposes
(4) EBITDA = Operating Income + depreciation, amortization & other operative non-cash charges.
As of June 1st, 2008, we integrated the operation of Minas Gerais (REMIL) in the results of Brazil.
As of June 1st, 2009, we integrated the operation of Brisa in the results of Colombia.

February 12, 2010	Page 21

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Dec 09		Dec 08
Current Assets
Cash and cash equivalents	Ps.	9,740	Ps.	6,192
Total accounts receivable		5,931		5,240
Inventories		5,002		4,313
Other current assets		2,966		2,247
Total current assets		23,639		17,992
Property, plant and equipment
Property, plant and equipment		58,529		52,547
Accumulated depreciation		(27,397		(24,388)
Total property, plant and equipment, net		31,132		28,159
Other non-current assets		55,890		51,807
Total Assets	Ps.	110,661	Ps.	97,958

Liabilities and Sharekholders' Equity		Dec 09		Dec 08
Current Liabilities
Short-term bank loans and notes	Ps.	5,427	Ps.	6,119
Interest payable		61		267
Suppliers		9,368		7,790
Other current liabilities		8,592		7,157
Total Current Liabilities		23,448		21,333
Long-term bank loans		10,498		12,455
Other long-term liabilities		8,243		6,554
Total Liabilities		42,189		40,342
Shareholders' Equity
Non-controlling interest		2,296		1,703
Total controlling interest		66,176		55,913
Total shareholders' equity		68,472		57,616
Total Liabilities and Equity	Ps.	110,661	Ps.	97,958

February 12, 2010	Page 22

Mexico Division
Expressed in millions of Mexican pesos(1)

	4Q 09	% Rev	4Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%
Volume (million unit cases)	304.3		282.9		7.6%	1,227.2		1,149.0		6.8%
Average price per unit case	30.52		29.73		2.7%	29.86		29.30		1.9%
Net revenues	9,289		8,411		10.4%	36,642		33,665		8.8%
Other operating revenues	26		39		-33.3%	143		134		6.7%
Total revenues	9,315	100.0%	8,450	100.0%	10.2%	36,785	100.0%	33,799	100.0%	8.8%
Cost of goods sold	4,597	49.4%	4,163	49.3%	10.4%	18,396	50.0%	16,484	48.8%	11.6%
Gross profit	4,718	50.6%	4,287	50.7%	10.1%	18,389	50.0%	17,315	51.2%	6.2%
Administrative expenses	627	6.7%	520	6.2%	20.6%	2,243	6.1%	2,059	6.1%	8.9%
Selling expenses	2,177	23.4%	1,927	22.8%	13.0%	9,297	25.3%	8,541	25.3%	8.9%
Operating expenses	2,804	30.1%	2,447	29.0%	14.6%	11,540	31.4%	10,600	31.4%	8.9%
Operating income	1,914	20.5%	1,840	21.8%	4.0%	6,849	18.6%	6,715	19.9%	2.0%
Depreciation, amortization & other operative non-cash charges	368	4.0%	446	5.3%	-17.5%	1,655	4.5%	1,671	4.9%	-1.0%
EBITDA (2)	2,282	24.5%	2,286	27.1%	-0.2%	8,504	23.1%	8,386	24.8%	1.4%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.

Latincentro Division
Expressed in millions of Mexican pesos(1)

	4Q 09	% Rev	4Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%
Volume (million unit cases)	166.5		139.9		19.0%	593.2		537.2		10.4%
Average price per unit Case	64.93		53.99		20.3%	64.73		52.00		24.5%
Net revenues	10,811		7,552		43.2%	38,402		27,933		37.5%
Other operating revenues	8		5		60.0%	21		40		-47.5%
Total revenues	10,819	100.0%	7,557	100.0%	43.2%	38,423	100.0%	27,973	100.0%	37.4%
Cost of goods sold	5,891	54.5%	4,437	58.7%	32.8%	20,783	54.1%	15,622	55.8%	33.0%
Gross profit	4,928	45.5%	3,120	41.3%	57.9%	17,640	45.9%	12,351	44.2%	42.8%
Operating expenses	3,629	33.5%	2,137	28.3%	69.8%	12,888	33.5%	8,692	31.1%	48.3%
Operating income	1,299	12.0%	983	13.0%	32.1%	4,752	12.4%	3,659	13.1%	29.9%
Depreciation, amortization & other operative non-cash charges	410	3.8%	304	4.0%	34.9%	1,415	3.7%	1,092	3.9%	29.6%
EBITDA (2)	1,709	15.8%	1,287	17.0%	32.8%	6,167	16.1%	4,751	17.0%	29.8%

(1) Except volume and average price per unit case figures.
(2) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
Since June 2009, we integrated Brisa in the operations of Colombia.

February 12, 2010	Page 23

Mercosur Division
Expressed in millions of Mexican pesos(1)
Financial figures include beer results

	4Q 09	% Rev	4Q 08	% Rev	Δ%	YTD 09	% Rev	YTD 08	% Rev	Δ%
Volume (million unit cases) (2)	181.2		177.0		2.3%	608.2		556.6		9.3%
Average price per unit case (2)	43.44		33.82		28.4%	40.12		34.11		17.6%
Net revenues	8,789		6,634		32.5%	27,185		20,870		30.3%
Other operating revenues	109		111		-1.8%	374		334		12.0%
Total revenues	8,898	100.0%	6,745	100.0%	31.9%	27,559	100.0%	21,204	100.0%	30.0%
Cost of goods sold	5,129	57.6%	3,692	54.7%	38.9%	15,773	57.2%	11,789	55.6%	33.8%
Gross profit	3,769	42.4%	3,053	45.3%	23.5%	11,786	42.8%	9,415	44.4%	25.2%
Operating expenses	2,155	24.2%	1,823	27.0%	18.2%	7,552	27.4%	6,094	28.7%	23.9%
Operating income	1,614	18.1%	1,230	18.2%	31.2%	4,234	15.4%	3,321	15.7%	27.5%
Depreciation, Amortization & Other operative non-cash charges	200	2.2%	150	2.2%	33.3%	841	3.1%	658	3.1%	27.8%
EBITDA (3)	1,814	20.4%	1,380	20.5%	31.4%	5,075	18.4%	3,979	18.8%	27.5%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) EBITDA = Operating Income + Depreciation, amortization & other operative non-cash charges.
Since June 2008, we integrated Minas Gerais (Remil) in the operations of Brazil.

February 12, 2010	Page 24

SELECTED INFORMATION

For the three months ended December 31, 2009 and 2008

Expressed in millions of Mexican pesos.

	4Q 09		4Q 08
Capex	2,942.8	Capex	1,937.6
Depreciation	688.0	Depreciation	640.0
Amortization & Other non-cash charges	290.0	Amortization & Other non-cash charges	260.0

VOLUME
Expressed in million unit cases

	4Q 09					4Q 08
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	229.8	11.0	48.1	15.4	304.3	212.8	9.9	48.1	12.1	282.9
Central America	32.0	1.5	0.1	2.9	36.5	30.5	1.3	0.1	2.3	34.2
Colombia	48.5	7.6	7.8	4.5	68.4	47.2	2.4	2.4	2.6	54.6
Venezuela	56.3	3.2	0.7	1.4	61.6	46.5	2.4	0.6	1.6	51.1
Latincentro	136.8	12.3	8.6	8.8	166.5	124.2	6.1	3.1	6.5	139.9
Brazil	117.2	6.6	0.5	4.0	128.3	112.4	6.1	0.4	2.5	121.4
Argentina	48.8	0.4	0.2	3.4	52.9	52.5	0.5	0.1	2.5	55.6
Mercosur	166.0	7.0	0.7	7.5	181.2	164.9	6.7	0.5	5.0	177.0
Total	532.6	30.3	57.4	31.7	652.0	501.9	22.7	51.7	23.6	599.8

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

•	Fourth quarter 2009 volume of Colombia, Latincentro division, and consolidated includes three months of Brisa’s operation, accounting for 13.2 million unit cases.
•	Fourth quarter 2008 volume presents a restatement of 1.2 million unit cases between the Water and Bulk Water categories.

SELECTED INFORMATION

For the twelve months ended December 31, 2009 and 2008

Expressed in millions of Mexican pesos.

	YTD 09		YTD 08
Capex	6,282.2	Capex	4,802.1
Depreciation	2,810.0	Depreciation	2,528.0
Amortization & Other non-cash charges	1,101.0	Amortization & Other non-cash charges	893.0

VOLUME
Expressed in million unit cases

	YTD 09					YTD 08
	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total
Mexico	900.8	50.8	212.8	62.8	1,227.2	866.7	47.7	200.6	34.0	1,149.0
Central America	118.6	5.6	0.4	11.2	135.8	118.1	5.3	0.3	8.9	132.6
Colombia	173.2	20.9	20.8	17.3	232.2	172.4	9.6	10.2	5.7	197.9
Venezuela	206.5	10.3	2.6	5.8	225.2	188.7	9.0	2.9	6.1	206.7
Latincentro	498.3	36.8	23.8	34.3	593.2	479.2	23.9	13.4	20.7	537.2
Brazil	389.4	21.2	1.5	12.0	424.1	342.1	19.8	1.3	7.4	370.6
Argentina	170.3	1.6	0.7	11.5	184.1	176.9	2.0	0.4	6.7	186.0
Mercosur	559.7	22.8	2.2	23.4	608.2	519.0	21.9	1.7	14.1	556.6
Total	1,958.9	110.4	238.8	120.5	2,428.6	1,864.8	93.5	215.7	68.8	2,242.8

(1) Excludes water presentations larger than 5.0 Lt
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

•	Full year 2009 volume of Colombia, Latincentro division, and consolidated includes seven months of Brisa’s operation, accounting for 27.4 million unit cases.
•
Full year 2009 volume of Brazil, Mercosur division, and consolidated includes five months of REMIL’s(1) operation in 2009, accounting for 44.2 million unit cases. Sparkling Beverages represent approximately 95% of this volume.

•	Full year 2008 volume presents a restaement of 10.7 million unit cases between the Water and Bulk Water categories.

(1) REMIL was included in our operating results beginning June 1, 2008. REMIL was accounted for as an acquisition during the months of January through May of 2009.

February 12, 2010	Page 25

December 2009
Macroeconomic Information

	Inflation (1)
	2009	4Q 2009
Mexico	3.56%	1.23%
Colombia	1.99%	-0.12%
Venezuela	25.05%	5.55%
Brazil	4.11%	0.85%
Argentina	7.69%	2.58%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			Full Year Exchange Rate (local currency per USD)
	4Q 09	4Q 08	Δ%	2009	2008	Δ%

Mexico	13.0799	12.9859	0.7%	13.5157	11.1337	21.4%
Guatemala	8.3254	7.6217	9.2%	8.1583	7.5637	7.9%
Nicaragua	20.7143	19.7282	5.0%	20.3395	19.3719	5.0%
Costa Rica	577.6088	557.8524	3.5%	578.0853	530.1760	9.0%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,965.4307	2,291.3429	-14.2%	2,155.6712	1,966.9382	9.6%
Venezuela	2.1500	2.1500	0.0%	2.1500	2.1500	0.0%
Brazil	1.7383	2.2779	-23.7%	1.9976	1.8345	8.9%
Argentina	3.8147	3.3305	14.5%	3.7292	3.1624	17.9%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Dec 09	Dec 08	Δ%
Mexico	13.0587	13.5383	-3.5%
Guatemala	8.3544	7.7816	7.4%
Nicaragua	20.8404	19.8481	5.0%
Costa Rica	571.8099	560.8500	2.0%
Panama	1.0000	1.0000	0.0%
Colombia	2,044.2300	2,243.5900	-8.9%
Venezuela	2.1500	2.1500	0.0%
Brazil	1.7412	2.3370	-25.5%
Argentina	3.8000	3.4530	10.0%

February 12, 2010	Page 26